FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2006

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Athens, 19 October 2006

NBG signs agreement to acquire P&K Investment Services SA

The National Bank of Greece (NBG) and the shareholders of P&K Investment Services SA signed today the final SPA, finalizing the agreement whereby NBG will acquire 100% of P&K Investment Services with a view to creating the largest provider of integrated investment services in SE Europe.

Overview of P&K

P&K Investment Services was established in 1996. Since 2000, with the acquisition of P&K Securities and P&K MFMC, it is the largest independent provider of investment services in Greece. The P&K Group provides its services to a wide range of corporate, retail and institutional customers in Greece and abroad, and is known for the high quality of services provided, being active in Investment Banking, Asset Management and Brokerage. The P&K Group, through P&K Investment Services SA, is among the largest companies in the Greek investment banking market, having executed in the last three years equity placements of privately owned firms to institutional investors amounting to a total of €1.04 billion and manages €400 million total assets. P&K Securities is one of the two largest brokerage firms in Greece, with a market share of 12.7%, while it has accredited all of its services with the international quality certification standard EN ISO 9002. The company’s analysts have repeatedly been highly rated in the international rankings of the Extel Thomson Survey.

Overview of the agreement

The total consideration for the acquisition of the P&K Group was set at €48.7 million, i.e. 1.76× the book value of P&K as at 30 June 2006 or 4.8× the forecast profits for 2006. The main part of the consideration will be paid to the sellers upon closing. The remaining part will be released to the sellers by NBG three years after the closing of the deal (i.e. at the end of 2009), conditional on the attainment of key targets set out in the pre-agreed business plan.

The transaction is expected to close within three months of today’s signing of the agreement, subject to obtaining all regulatory approvals.

Market position of the newly formed company

Following the completion of the transaction, P&K Securities, which is the brokerage company of the P&K Group, will merge with National Securities Co. The new entity to be formed as a result of the merger shall be the leader in the domestic market for the provision of brokerage products and services.

The new securities company to be created, which will incorporate the dynamic and experienced management team of P&K, combined with NBG Group’s expansion in the fast growing markets of Turkey and SE Europe, will promote and sell equities from Turkey and SE Europe to the major foreign markets. The combined research department will be strong, as it has already been notably ranked for 2006 among the top three in the international rankings of the Extel Thomson Survey for the provision of quality integrated research on listed Greek companies and sectors of the Greek economy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 19th October, 2006	Ioannis Pehlivanidis
Vice Chairman — Deputy Chief Executive Officer